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Exhibit 99

        [DRAXIS Health Inc. Logo]

For Immediate Release
February 23, 2004

DRAXIS Concludes New Union Agreement

        Mississauga, Ontario, February 23, 2004—DRAXIS Health Inc. (TSX: DAX, Nasdaq: DRAX) and the United Food and Commercial Workers International Union, Local 291P (AFL-CIO), have concluded a new multi-year collective bargaining agreement after the unionized employees at DRAXIS Pharma Inc. (DPI), the Company's pharmaceutical contract manufacturing business, voted this past weekend to ratify the new agreement.

        The new collective agreement, which is retroactive to May 1, 2003, has a 5-year term to April 30, 2008. The agreement includes provisions for additional weekend shifts that will effectively allow DPI to increase productive capacity and move toward its objective of operating 24 hours a day, 7 days a week, particularly for manufacturing sterile and lyophilized (freeze-dried) prescription drug products.

        The union and DPI have also co-operated to introduce new initiatives in employee training and job realignment to provide DRAXIS with enhanced flexibility to better satisfy the diverse needs of its growing base of contract manufacturing customers. The new agreement covers approximately 160 hourly employees at DPI, part of the nearly 400 people currently employed by DRAXIS Health Inc.

About DRAXIS Health Inc.

        DRAXIS Health Inc. (www.draxis.com) is a specialty pharmaceutical company involved in the development, production, marketing and distribution of therapeutic and diagnostic radiopharmaceuticals through DRAXIMAGE Inc. and in the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products through DRAXIS Pharma Inc. DRAXIS Health employs nearly 400 staff and reported revenues in 2003 in excess of US$49 million.

        Except for historical information, this news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 as amended, which involve risk and uncertainties that may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, timely regulatory approval of the Company's products, the ability to obtain and enforce effective patents, the establishment and maintenance of new corporate alliances, compliance with appropriate governmental regulations, and other risks detailed from time-to-time in the Company's filings with the US Securities and Exchange Commission and Canadian securities authorities. The Company does not undertake to update such forward-looking statements to reflect new information, later events or developments.

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.
Jerry Ormiston, Investor Relations
Phone: 877-441-1984

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DRAXIS Concludes New Union Agreement